NO ACT

12-24-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





09004177

Received SEC

FEB 17 2009

Washington, DC 20549

February 17, 2009

Alan L. Dye
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-17-09

Re: NVR, Inc.
Incoming letter dated December 24, 2008

Dear Mr. Dye:

This is in response to your letters dated December 24, 2008 and January 28, 2009 concerning the shareholder proposal submitted to NVR by the AFL-CIO Reserve Fund. We also have received a letter on the proponent's behalf dated January 23, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 6 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW
Suite 800
Washington, DC 20005

February 17, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NVR, Inc.
Incoming letter dated December 24, 2008

The proposal urges the board of directors to adopt a policy requiring that the Named Executive Officers retain 75% of the shares acquired through NVR's compensation plans, excluding tax-deferred retirement plans, for two years from the termination of their employment, and to report to shareholders regarding the adoption of the policy. In addition, the proposal states that the policy should prohibit hedging techniques that offset the risk of losses to executives.

There appears to be some basis for your view that NVR may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause NVR to breach existing compensation agreements and require NVR to impose restrictions on transferability of shares already issued. It appears that these defects could be cured, however, if the proposal was revised to state that it applies only to compensation agreements made in the future. Accordingly, unless the proponent provides NVR with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if NVR omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that NVR may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that NVR may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HOGAN & HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

January 28, 2009

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: NVR, Inc. – Shareholder Proposal Submitted by AFL-CIO Reserve Fund

Ladies and Gentlemen:

We are writing in response to the letter submitted to the staff by the Proponent's counsel dated January 23, 2009, addressing our request that the staff concur in our view that NVR may exclude from its 2009 proxy materials the above-referenced shareholder proposal (the "Proposal").

As we pointed out in our letter to the staff dated December 24, 2008, the Proposal as submitted to NVR (i) would require NVR to breach existing agreements with its named executive officers and impose restrictions on the transfer of its common stock in violation of Virginia law, and (ii) is so imprecisely drafted as to be vague and misleading in violation of Rule 14a-9. The Proponent has responded that the Proposal is "straightforward" and that NVR has not "carried its burden of showing that the Proposal may be excluded from [NVR's] proxy materials." The Proponent's confidence in its characterization of NVR's position, however, as well as its faith in the adequacy of the Proposal under Rule 14a-8, is belied by the Proponent's request that it be permitted to amend the Proposal in significant respects to address the defects pointed out in our prior letter.

The Proponent's half-hearted effort to defend the Proposal as drafted warrants no further response from NVR, and NVR stands by the analysis of the Proposal's excludability provided in our prior letter. The Proponent dismisses that analysis as a "blizzard" of objections, but the responsibility for the number of deficiencies that NVR was forced to catalog rests solely with the drafter of the Proposal.

Moreover, the Proponent's effort to avoid exclusion by amending the Proposal presents a separate issue. For the reasons set forth below, the Proponent should not be permitted a second chance to draft a proposal that might pass muster under Rule 14a-8.

The Proposed Revisions

The Proponent has proposed to revise the Proposal in three respects. Each of the proposed revisions, standing alone, materially alters the nature or scope of the Proposal. Together, they constitute a substantively new proposal.

Proposed Revision Limiting Application to New Plans Only. As discussed in our prior letter, implementation of the Proposal would violate Virginia law by causing NVR to (i) violate contracts evidencing currently outstanding stock options and (ii) impose an improper restriction on transferability of stock already issued pursuant to NVR's equity compensation plans. The Proponent, having failed to research Virginia law or draft the Proposal to comply with it, now seeks to salvage the Proposal by requesting permission to amend the Proposal to apply "prospectively to awards made under a new equity plan and compensation arrangements with NVR NEOs under that plan."

Proposed Revision Limiting Policy to Persons Who Are NEOs at Time of Grant. The Proposal as drafted does not indicate when a person's status as a named executive officer would trigger application of the Proposal's proposed holding period--the time of the award, the time of option exercise, the time of retirement, some other time, or all such times. Recognizing that the Proposal is utterly incomprehensible on this point, the Proponent now proposes to define the class of NEOs to whom the proposed policy would apply by adding the following new sentence to the Proposal: "This policy would apply only to shares acquired by NEOs pursuant to equity awards made during their tenure as NEOs."

Proposed Revision Excluding Non-Qualified Plans. As drafted, the Proposal would apply to shares of NVR stock acquired through NVR's equity compensation plans, other than "tax-deferred retirement plans." As pointed out in our prior letter, this vague language leaves open the question whether the proposed policy would apply to the company's non-qualified deferred compensation plan, through which NVR's current NEOs own a significant number of shares of NVR stock. In an effort to cure this defect, the Proponent proposes to revise the Proposal to exclude from the policy's application only "qualified" or "tax-qualified" plans. Presumably, this revision is intended to include NVR's deferred compensation plan within the Proposal's coverage.

The Revisions are Not Minor and They Alter the Substance of the Proposal

The staff stated in *Staff Legal Bulletin No. 14* (July 13, 2001) that a proponent may not revise a proposal to avoid its exclusion unless the revisions "are minor in nature and do not alter the substance of the proposal." The Proponent's proposed revisions fail to meet this standard.

As an initial matter, the Proponent has identified three respects in which the Proposal requires revision in order to avoid exclusion. While the staff has on occasion allowed a proponent to amend a proposal to make it prospective in application, the Proponent seeks here to do far more than that. The Proponent wishes to amend the Proposal in two additional respects. Further, the proposed revisions are not minor clarifications of a word or phrase that might be susceptible of multiple meanings. Instead, they represent an attempt to vary the scope of a proposal beyond what was originally drafted.

The Proponent submitted a vague proposal seeking a referendum on a "hold past retirement" policy, without thinking through how such a policy would apply. Now, after seeing NVR's dissection of the Proposal and consulting counsel, the Proponent has decided how it would like such a policy to be structured and wishes to revise the Proposal accordingly. Amendments that substantively define the scope of a proposal cannot be considered minor.

The Proposed Revisions Represent a New Proposal

In effect, the Proponent's proposed revisions to the Proposal represent an attempt to withdraw the Proposal and submit an entirely new one, well after the deadline for submitting proposals has passed. For that reason, the proposed revisions are excludable under Rule 14a-8(e). The various deadlines imposed by Rule 14a-8 exist for a reason – to give companies time to process, respond to and seek no-action relief regarding shareholder proposals, and to give proponents time to respond to company no-action requests and review statements in opposition. NVR cannot, and should not, be expected to undertake, well after the deadline for submitting shareholder proposals, the effort necessary to address the excludability of a substantively different proposal, as requested by the Proponent. Nor should any shareholder proponent be incentivized by staff policy to submit inadequately drafted proposals, knowing that it will get a second chance to craft an acceptable proposal after reviewing the company's bases for excluding the first one.

Sincerely,



Alan L. Dye

cc: Daniel F. Pedrotty
AFL-CIO Reserve Fund

Cornish F. Hitchcock
Gene Bredow
NVR, Inc.

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

23 January 2009

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By courier and e-mail (shareholderproposals@sec.gov)

Dear Counsel:

I have been asked to respond to the letter from counsel for NVR, Inc. ("NVR" or the "Company") dated 24 December 2008 that advises the Division of NVR's intent to omit from its 2009 proxy materials a shareholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Fund"). The Proposal and cover letter appear as Exhibit 1 to the Company's letter.

For the reasons set forth below, we submit that NVR has not carried its burden of showing that the Proposal may be excluded from the Company's proxy materials. We are filing six copies of this letter by messenger and submitting it electronically as well. Our fax number for receipt of the Division's response appears above.

The Proposal.

The Proposal is straightforward. It urges the Compensation Committee "to adopt a policy requiring the Named Executive Officers ('NEOs') to retain 75% of the shares acquired through the Company's compensation plans, excluding tax-deferred retirement plans, for two years from the termination of their employment (through retirement or otherwise) and to report to shareholders regarding the adoption of this policy before the Company's 2010 annual meeting. The policy should prohibit hedging techniques that offset the risk of losses to the executive."

The supporting statement, citing the Aspen Principles on corporate governance and a report of the Conference Board, explains that the Proposal is intended to promote a greater focus on the long-term success of the Company and also to better align the interests of senior executives with those of shareholders generally.

In response NVR argues that the proposal would violate Virginia law by (a) causing NVR to violate contracts evidencing currently outstanding options, and (b) causing NVR to violate § 13.1-649 of the Virginia Stock Corporation Act, which permits a restriction on transferability of stock only if the restriction is contained in the company's charter or bylaws or in an agreement among shareholders or between shareholders and the company. These shortcomings are said to warrant exclusion under Rule 14a-8(i)(2), which deals with proposals that would violate state law, as well as Rule 14a-8(i)(6), which permits the exclusion of proposals that the board lacks the power to effectuate. In addition, NVR argues that certain statements are so vague and indefinite that exclusion of the proposal is warranted under Rule 14a-8(i)(3). We respond as follow.

Discussion.

A. Rules 14a-8(i)(2) and (6).

Reduced to its basics, NVR's argument is that the Proposal would have a retroactive application to existing stock option awards under an existing plan and an existing employee agreement. NVR never argues, however, that the Proposal would be improper if it were limited so as to apply prospectively. On this point, in fact, there appears to be agreement.

The proposal could thus be amended – and the Fund is willing to accept such a change – to apply the proposal prospectively to awards made under a new equity plan and compensation agreements with NVR NEOs under that plan. Such an approach would not impinge upon state law limitations or contract rights. The Division has taken a similar approach in other cases, *e.g., Citigroup Inc.* (18 February 2003) (concluding that a proposal to abolish all stock option programs could be cured by revising the proposal to cover only future compensation agreements).

More to the point, this is the approach that the Division took regarding another proposal cited by NVR, *General Electric Co.* (9 January 2008), which recommended that "the stock ownership and holding requirements as described on page 13 of the GE 2007 proxy material be improved. The improvement is that the holding period is improved from one year to the life of the executive. The executive may earn dividends and bequeath their shares as they choose." GE argued that this proposal could be excluded under Rules 14a-8(i)(2) and (6) because the transfer restriction would violate New York statutory law, as well as cause the company to violate New York contract law by violating the terms of GE's stock option plans. The Division found some basis for that view, but concluded that the defect could be cured "if the proposal was revised to state that it applies only to stock issuable upon exercise of currently unexercised options."

NVR appears to argue that the situation is distinguishable because GE appeared to argue that its stock option plan allowed GE to amend the holding period required for options that had not yet been exercised, whereas NVR asserts that the Proposal would impermissibly "affect the exercise of currently outstanding options under the 1998 Plan and the 2005 Plan." NVR Letter at 4. NVR reads the *General Electric* decision too narrowly, however. Even assuming that NVR is factually correct in its distinction between its own plan and the GE plan, the fact remains that any defect in this instance could be cured by making the Fund's proposal applicable to awards made under future plans and compensation agreements pursuant to such plans. This would be in line with the approach the Division has permitted in other cases and is warranted here.

B. Rule 14a-8(i)(3).

Apart from its objections on legal grounds, NVR inundates the Division with a blizzard of language quibbles in an effort to make the Proposal seem so hopelessly vague and indefinite that it should be excluded. Unfortunately, there is no way to respond to such nitpicking other than by a point-by-point rebuttal. To that task we now turn.

• At the outset, NVR claims to be perplexed as to the meaning of the phrase "NEOs," even though it is routinely used in proxy statements and is no less indefinite that the phrase "senior executives," which is routinely used as a synonym in shareholder proposals. This cannot be a serious objection to the Proposal.

• NVR then makes two related arguments. First, it claims that the Proposal is impermissibly vague because it does not "indicate when a person's status as an NEO triggers application of the Proposal's holding period requirement." NVR Letter at 6. Thus, NVR posits, it is not clear if the policy would affect someone who was an NEO at the time of the grant, but not at the time of exercise or termination. Second, NVR claims that even if one can identify which NEOs are affected by the Proposal, it is not clear which shares would be affected. Would the Proposal cover a person who was not an NEO at the time the option was granted, but who subsequently becomes one, for example?

Both objections ignore the basic thrust of the Proposal, which is to focus on awards made to NEOs *in that capacity*. The Commission's rules permit shareholder proposals to address executive compensation issues to the extent that a proposal focuses on compensation of senior executives, not compensation generally. Thus, the Proposal is intended to focus – and does focus – on options granted to executives while they are serving as NEOs. Such grants are tied to their service as NEOs.

Although we believe that the Proposal is sufficiently clear as to avoid being tagged as "materially false or misleading," the Fund is willing to add this sentence:

"This policy would apply only to shares acquired by NEOs pursuant to equity awards made during their tenure as NEOs."

3. NVR next objects to the phrase that would exclude from the scope of the proposed policy any shares acquired in "tax-deferred retirement plans." NVR Letter at 6-7 NVR notes that while this could be read to cover tax-qualified plans (such as a 401(k) or ESOP), it could also be read to cover NVR's non-tax-qualified deferred compensation plan, where a significant portion of NEO common stock holdings reside. We believe that the statement is accurate enough on its face and would apply the proposed policy only to the former category and not to the latter; nonetheless, should the Division believe it necessary to do so, the Fund is willing to substitute "qualified" or "tax-qualified" for "tax-deferred."

4. NVR objects to the sentence in the Proposal that would have the requested policy prohibit hedging techniques. The Company claims that there is "no generally accepted understanding of what constitutes a 'hedging technique'" and proceeds to rattle off a series of activities that could be viewed as a "hedging technique." NVR Letter at 7. NVR's argument misses the point. The sentence in question refers not to "hedging techniques" in the abstract, but to "hedging techniques that offset the risk of loss to executives." The phrase is thus more narrow than NVR contends, and the concept of a ban on financial maneuvers to offset the risk of loss on company stock would seem fairly clear. Moreover, to the extent that NVR claims that there is vagueness as to what shares are covered by this language, that issue is addressed by the proposed language change discussed in point 2 above.

5. NVR argues finally that use of the word "policy" may be misleading to some shareholders and suggest only that there will be voluntary guidelines to be followed, whereas the proposal, if adopted, would "require" certain actions. This objection is puzzling. The plain language of the Proposal asks the Company to adopt a "policy requiring" certain actions; it is thus difficult to see how one could read the Proposal as favoring a "policy urging" that NEOs retain shares for a specified period.

NVR's final argument pertains to the perceived difficulty in determining whether the Proposal would cover stock acquired under the Company's deferred compensation plan. We do not believe that this topic rises to the level that it could be materially false or misleading to shareholders; in any event, and as noted in point 3, *supra,* the Fund is willing to make a suitable language change to obviate any doubt on the issue.

Conclusion.

For these reasons, NVR has failed to carry its burden of justifying exclusion of this Proposal, and we respectfully ask the Division to advise the Company that its request for no-action relief is denied.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any further information that can be provided.

Very truly yours,



Cornish F. Hitchcock

cc: Alan L. Dye, Esq.
Daniel F. Pedrotty, Esq.

HOGAN &
HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

Rule 14a-8(i)(2)
Rule 14a-8(i)(3)
Rule 14a-8(i)(6)

December 24, 2008

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: NVR, Inc. – Shareholder Proposal Submitted by AFL-CIO Reserve Fund

Ladies and Gentlemen:

On behalf of NVR, Inc., we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission of NVR's intention to exclude from its proxy materials for its 2009 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent"). We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if NVR excludes the Proposal from its 2009 proxy materials in reliance on Rules 14a-8(i)(2), (i)(6) and (i)(3).

A copy of the Proposal and the Proponent's supporting statement, together with related correspondence received from the Proponent, is attached as Exhibit 1.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments also is being faxed and mailed to the Proponent.

NVR currently intends to file definitive copies of its 2009 proxy materials with the Commission on or about March 19, 2009.

THE PROPOSAL

The Proposal requests that NVR's shareholders approve the following resolution:

"Resolved, that the shareholders of NVR, Inc. (the "Company") urge the Board of Directors to adopt a policy requiring the Named Executive Officers ("NEOs") to retain 75% of the shares acquired through the Company's compensation plans, excluding tax-deferred retirement plans, for two years from the termination of their employment (through retirement or otherwise) and to report to shareholders regarding the adoption of this policy before the Company's 2010 annual meeting. The policy should prohibit hedging techniques that offset the risk of losses to executives."

BASES FOR EXCLUSION

A. Rule 14a-8(i)(2) – The Proposal, if Implemented, Would Cause NVR to Violate State Law

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. NVR is incorporated under the laws of the Commonwealth of Virginia. As more fully described in our opinion attached as Exhibit 2, implementation of the Proposal would cause NVR to breach existing contracts with the named executive officers ("NEOs) covered by the Proposal and therefore would violate Virginia law. In addition, as discussed in our opinion, implementation of the Proposal would cause NVR to impose a restriction on the transferability of shares of NVR common stock that have already been issued to NEOs, in violation of Virginia law.

NVR has employee stock options outstanding under three equity compensation plans (collectively, the "Plans").[1] NVR also has issued common stock to employees upon their exercise of options granted to them under the Plans. All options granted under the Plans are evidenced by a stock option agreement between the employee and NVR which constitutes a contract that is binding on both parties. Each option agreement incorporates by reference the terms of the Plan under which the option was granted.

NVR also maintains a nonqualified deferred compensation plan (the "DCP") which permits eligible employees, including NVR's executive officers, to defer receipt of a portion of their cash compensation until after termination of employment.[2] Deferred amounts are accrued to participant

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[1] These plans include the 1998 Management Long-Term Stock Option Plan (the "1998 Plan"), filed as Exhibit 4 to NVR's registration statement on Form S-8 (No. 333-79951) filed on June 4, 1999, the 2000 Broadly Based Stock Option Plan (the "2000 Plan"), filed as Exhibit 99.1 to NVR's registration statement on Form S-8 (No. 333-56732) filed on March 8, 2001 and the 2005 Stock Option Plan (the "2005 Plan"), filed as Exhibit 10.18 to NVR's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

[2] The DCP is, in fact, two separate plans. For tax reasons, a deferred compensation plan that NVR adopted in 1999 stopped accepting new deferrals on December 15, 2005. Thereafter, deferrals were contributed to a new deferred

accounts and are invested, through a "rabbi trust," in shares of NVR common stock. Shares accrued to a participant's DCP account are distributed to the participant following termination of employment with NVR. As discussed in Section C below, it is unclear whether the Proposal, which excludes from its coverage securities acquired under a "tax-deferred retirement plan," would apply to NVR common stock acquired under the DCP. Solely for purposes of the discussion in Sections A and B of this letter, however, we have assumed that the DCP would not qualify as a tax-deferred retirement plan and that NVR common stock acquired by an NEO under the DCP would therefore be subject to the Proposal's holding period requirement.

None of the Plans or option agreements evidencing options granted under the Plans impose on the participant an obligation to hold any stock acquired upon the exercise of an option until two years after termination of employment.[3] Nor does the DCP impose such a holding period requirement on shares acquired pursuant to the DCP.

Because the Plans do not currently, and have not in the past, imposed on participating employees a requirement that they hold 75% of the NVR stock acquired upon the exercise of stock options until two years following termination of employment, imposing such a requirement on NEOs, as the Proposal seeks to do, would require NVR to (i) amend unilaterally the terms of the Plans and applicable stock option agreements to impose the holding period requirement on shares of common stock that may be issued to NEOs upon their exercise of currently outstanding stock options and (ii) impose unilaterally a new restriction on transfer of shares of common stock already issued to NEOs upon exercise of options or already acquired under the DCP. Either of these actions by NVR would violate Virginia law.

1. Implementation of the Proposal Would Cause NVR to Violate Contracts Evidencing Currently Outstanding Options

The rights and obligations of an NVR employee regarding NVR stock that may be acquired upon the exercise of a currently outstanding employee stock option have already been established by contract. So long as the employee complies with the terms of the stock option agreement that evidences the employee's option, the employee is contractually entitled to receive the underlying shares of NVR common stock on the terms specified in the agreement and the Plan under which the option was granted.

Implementation of the Proposal would require NVR to impose a new restriction on an NEO's ability to transfer stock received upon exercise of an option, which NVR could accomplish only by unilaterally amending either the Plan under which the option was granted or the agreement evidencing the option. The 1998 Plan and the 2005 Plan provide that NVR may unilaterally amend the Plan, but if an amendment would have the effect of reducing or impairing the rights of a participant in the Plan, the amendment must be consented to by the participant.

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compensation plan, which was filed as Exhibit 10.1 to NVR's Current Report on Form 8-K filed on December 16, 2005. For purposes of this letter, the two plans together are referred to as "the DCP."

[3] The 1998 Plan has a limited holding period requirement that is designed to assure that option grants qualify for exemption under Rule 16b-3(d)(3). The requirement prohibits a director, officer or other "insider" of NVR selling any shares of NVR common stock acquired upon exercise of a stock option granted under the Plan until at least six months have expired following the grant of the option.

An amendment imposing a holding period requirement of the type sought by the Proponent would reduce or impair the rights of participants in the 1998 Plan and the 2005 Plan holding unexercised options. Accordingly, implementation of the Proposal would require NVR to violate the terms of outstanding stock option agreements under those plans, which prohibit NVR from unilaterally reducing or impairing the rights of optionees.

It is our opinion that unilateral imposition of the Proposal's holding period requirement on shares that may be issued upon the exercise of currently outstanding options under the 1998 Plan and the 2005 Plan would constitute a breach of contract under Virginia law. As discussed in the attached opinion, a breach of contract for which a party may be liable for damages under Virginia law exists when there is (i) a legal obligation and (ii) a violation or breach of that obligation. See *Hamlet v. Hayes*, 641 S.E. 2d 115 (Va. 2007). NVR currently has a legal obligation, arising under its outstanding employee stock option agreements, to issue to optionees, upon exercise of their options, stock that is free of restrictions on transfer. NVR's unilateral amendment of those stock option agreements to impose a holding period on stock received by an NEO would cause NVR to violate or breach this legal obligation. As a result, NVR would be in breach of contract and would be liable to optionees for any consequential damage or injury.

It is well established that a proposal that would require the company to modify existing contracts unilaterally, in violation of state law, may be excluded under Rule 14a-8(i)(2). See *Cendant Corporation* (January 16, 2004) (proposal seeking to limit compensation paid to the company's chief executive officer would require the company to violate an existing employment agreement providing for greater compensation); *SBC Communications* (February 7, 2003) (proposal seeking to mandate performance hurdles, holding periods and "other measures to ensure that executives face downside financial risk" in all equity compensation plans would require the company to violate existing option agreements); *Sensar Corporation* (May 14, 2001) (proposal seeking to rescind and re-grant, on different terms, stock options previously awarded to officers and directors would require company to breach existing option agreements); and *Mobil Corporation* (January 29, 1997) (proposal seeking a policy that no executive may exercise a stock option within six months of a workforce reduction would require the company to breach existing stock option agreements).

2. Implementation of the Proposal Would Require NVR to Restrict Transferability of Already-Issued Stock in Violation of Virginia Law

Implementation of the Proposal would further require NVR to impose a restriction on the transferability of shares of NVR common stock that have already been issued to or acquired by an NEO, either upon exercise of previously granted employee stock options under any of the Plans or pursuant to the DCP. As discussed in the attached opinion, NVR's imposition of this restriction would violate Section 13.1-649 of the Virginia Stock Corporation Act, which provides that a Virginia corporation may restrict the transferability of its stock only if the restriction is contained in the corporation's articles of incorporation or bylaws, or in an agreement among shareholders or between shareholders and the corporation.

Neither NVR's articles of incorporation nor its bylaws, filed as Exhibits 99.1 and 99.2, respectively, to NVR's Form 8-K filed with the Commission on May 4, 2007, contain the restriction on transfer of NVR stock sought by the Proposal. Nor may NVR amend the certificate of incorporation or bylaws to impose such a restriction on already-issued stock. Section 13.1-649 provides that no restriction on transferability of stock of a Virginia corporation added to the corporation's certificate of incorporation or bylaws may apply to shares issued prior to adoption of the restriction unless the holders of those shares vote in favor of the restriction.

In addition, NVR's NEOs have not agreed, in an agreement among shareholders or an agreement with NVR, to the restriction of the transferability of their stock sought by the Proposal. Absent the agreement of NVR's NEOs, NVR's unilateral imposition of the restriction on transferability sought by the Proposal would violate Section 13.1-649.

Accordingly, it is our opinion that implementation of the Proposal would require NVR to violate Virginia law.

The staff previously has acknowledged that a proposal seeking to impose a holding period requirement on stock already issued upon the exercise of previously granted options is beyond a company's power to implement and, if implemented, would violate state law. See, e.g., *General Electric* (January 9, 2008) (proposal to lengthen an existing contractual one-year holding period on already-issued option stock would violate state law).

For the reasons described above, the Proposal may be excluded from NVR's proxy materials under Rule 14a-8(i)(2).

B. Rule 14a-8(i)(6) – NVR's Board of Directors Lacks the Power to Implement the Proposal

Rule 14a-8(i)(6) allows a company to exclude a proposal if the company would lack the power or authority to implement the proposal. As discussed above and in the attached opinion, the Proposal requests that NVR's board of directors take action that is beyond its power under Virginia law. Accordingly, NVR lacks the power to implement the Proposal.

The staff on numerous occasions has permitted exclusion under Rule 14a-8(i)(6) of proposals seeking action that is contrary to state law. See *PG&E Corp.* (February 25, 2008) (permitting exclusion of proposal that would violate California law) and *AT&T, Inc.* (February 19, 2008) (permitting exclusion of proposal that would violate Delaware law).

For these reasons, the Proposal may be excluded from NVR's proxy materials under Rule 14a-8(i)(6).

C. Rule 14a-8(i)(3) – The Proposal is Vague and Indefinite and, Consequently, Materially False and Misleading

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule

14a-9, prohibits the making of false or misleading statements in proxy materials. The staff has indicated that a proposal is misleading, and therefore excludible under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Staff Legal Bulletin No. 14B* (September 15, 2004).

1. The Proposal Fails to Define Key Terms and Provide Adequate Guidance on How it Should be Implemented

Key aspects of the Proposal are worded vaguely, making it impossible for NVR's shareholders to understand the scope of the Proposal or for NVR to determine how to implement it.

First, the Proposal fails to identify the "Named Executive Officers" to whom the holding period requirement would apply. The Proposal does not define the term "Named Executive Officers," but the supporting statement suggests, and we assume, that the term is intended to refer to those persons who are named executive officers as defined in Item 402(a)(3) of Regulation S-K. Neither the Proposal nor the supporting statement, however, provides any indication when a person's status as an NEO triggers application of the Proposal's holding period requirement. Would the requirement apply, for example, to a person who was an NEO at the time of option grant but not at the time of exercise or termination of service? Or to a person who was an NEO at some time in the past but who was not an NEO at the time of acquiring stock under an equity compensation plan? Or to a current executive officer who exercised an option while an NEO but who is no longer an NEO? Because the Proposal does not offer even the faintest insight into the answer to any of these questions, shareholders would be left to surmise what the Proposal might mean, and NVR would have no idea what kind of holding period policy shareholders believed they were voting upon.

Second, even if it could be determined which NEOs the Proposal seeks to cover, neither shareholders nor NVR would be able to determine which shares of NVR stock would be subject to the holding period requirement or included in the denominator when determining compliance with the 75% limitation. Would the requirement apply, for example, to shares of NVR stock acquired upon exercise of an option by a person who was not an NEO when the option was granted but who was an NEO at the time of exercise? Or to shares acquired upon exercise of an option by a person who was not an NEO at the time of exercise but who later became an NEO? Or to shares acquired upon exercise of an option by a person who received the option while an NEO, but who exercised it after ceasing to be an NEO (and prior to retirement)? Or to a person who received an option while not an NEO, later became an NEO, and exercised the option after ceasing to be an NEO? The multitude of potential variations in the interpretation of the Proposal make clear that NVR, its shareholders and the Proponent might have significantly different views on how the Proposal would operate.

Third, the Proposal excludes from its proposed holding period requirement securities acquired through "tax-deferred retirement plans." This language renders the scope of the Proposal impossible to grasp. While the exclusion might be interpreted to apply only to qualified plans, such as a 401(k) plan or ESOP, it could also be interpreted to apply to a non-qualified deferred compensation plan that pays out only upon termination of employment, such as the DCP.

Accordingly, it is impossible to determine to which current or future plans of NVR the Proposal is intended to apply. This uncertainty is potentially of great significance in NVR's case, because a significant amount of the common stock holdings of NVR's NEOs is held pursuant to the DCP.

Fourth, the Proposal sheds no light on what NVR would be expected to do to "prohibit hedging techniques that offset the risk of losses to executives." There is no generally accepted understanding of what constitutes a "hedging technique." For example, would a short sale of stock, a purchase of a put option, or entry into a pre-paid forward sale contract be considered a hedging technique?

To the extent that an arrangement might be deemed a hedging technique, the Proposal does not indicate to what extent the technique should be prohibited. The Proposal could be read to prohibit all hedging transactions by NEOs, or could instead be interpreted to prohibit hedging transactions only as to shares acquired under equity compensation plans, or as to the 75% of those shares subject to the Proposal's holding period requirement. The lack of specificity or guidance regarding the meaning of the Proposal's hedging prohibition renders the Proposal impermissibly vague.

The staff has consistently allowed exclusion of proposals that fail to define key terms or provide clear guidance on how the proposal would be implemented, rendering the proposal false and misleading. See *Verizon Communications* (February 21, 2008) (proposal establishing criteria for targets and pay-outs under executive incentive plans impermissibly vague for failing to adequately explain formulas underlying the proposed criteria) and *General Electric* (February 5, 2003) (proposal seeking shareholder approval of all compensation for executives and directors exceeding 25 times the average wage of hourly employees was impermissibly vague for failing to define such key terms as "compensation" and "hourly wage").

2. Actions Taken by NVR to Implement the Proposal Could Differ Significantly From Actions Envisioned by Shareholders Voting on the Proposal.

The Proposal seeks the adoption of a "policy" imposing a holding period requirement on NEOs. The use of the word "policy" might suggest to some shareholders that the Proposal seeks only to establish voluntary guidelines for NEOs. The Proposal also says, however, that the policy must "require" NEOs to satisfy the holding period requirement. A shareholder who fails to grasp that additional element of the Proposal may not realize that a vote in favor of the Proposal would require NVR to amend the Plans and its stock option agreements, provide stop transfer instructions to its transfer agent, establish procedures to monitor and enforce compliance, and in some circumstances block an NEO from selling NVR stock when he or she may have a compelling need to do so.

A shareholder also may not understand that implementation of the Proposal would require NVR to take unilateral action that would constitute a breach of contract and possibly subject NVR to liability for the breach under applicable law. Accordingly, adoption of the policy sought by the Proposal may not achieve the result that some shareholders (and even the Proponent) might think a vote in favor of the Proposal would accomplish.

Moreover, as noted above, it is impossible to determine whether the Proposal would apply to stock acquired under the DCP or any future plan that provides for delivery of shares upon termination of service. Some shareholders might consider such a plan to be a tax-deferred retirement plan, and therefore not subject to the proposed holding period requirement, while others might assume that holdings under such plans would be subject to the requirement. How NVR might choose to implement the Proposal, if it were approved, could be significantly different than envisioned by shareholders.

Where actions taken by a company to implement a proposal could differ significantly from the actions envisioned by shareholders voting on the proposal, the proposal is false and misleading and may be excluded under Rule 14a-8(i)(3). See, e.g., *Safeway Inc.* (February 14, 2007) (allowing exclusion of proposal seeking a shareholder advisory vote on executive compensation as described in the Board's Compensation Committee Report, where vote would not have the desired effect of influencing pay practices); *Sara Lee Corp.* (September 11, 2006) (same).

For all of the above reasons, the Proposal is vague and indefinite, and thus materially false and misleading in violation of Rule 14a-9.

Conclusion

For the reasons set forth above, it is our view that NVR may exclude the Proposal from its proxy materials pursuant to Rules 14a-8 (i)(2), (i)(6) and (i)(3). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if NVR so excludes the Proposal.

When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-5737.

Sincerely,



Alan L. Dye

cc: Daniel F. Pedrotty
AFL-CIO Reserve Fund
Gene Bredow
NVR, Inc.
Enclosures

Exhibit 1

Copy of the Proposal and Correspondence

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 24, 2008

Sent by FAX and UPS Next Day Air

Mr. James M. Sack
Secretary and General Counsel
NVR, Inc.
Suite 810
8270 Greensboro Drive
McLean, Virginia 22102

Dear Mr. Sack:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of NVR, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 100 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment



Resolved, that the shareholders of NVR, Inc. (the "Company") urge the Board of Directors to adopt a policy requiring the Named Executive Officers ("NEOs") to retain 75% of the shares acquired through the Company's compensation plans, excluding tax-deferred retirement plans, for two years from the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the adoption of this policy before the Company's 2010 annual meeting. The policy should prohibit hedging techniques that offset the risk of losses to executives.

SUPPORTING STATEMENT

Equity-based compensation is an important component of the senior executive compensation program at our Company. According to the Company's 2008 proxy statement, of the $6.9 million in 2007 compensation to the five NEOs, $5 million or 73% came from stock options.

Requiring senior executives to hold a significant portion of the shares acquired through the Company's compensation plans for at least two years after their termination of employment would tie their economic interests to the long-term success of the Company. It would also motivate them to focus on the Company's long-term business objectives and better align their interests with that of shareholders. The absence of such a requirement may enable these executives to unduly focus their decisions and actions towards generating short-term financial results at the expense of the Company's long-term success. The current financial crisis has made it imperative for companies to reconsider and reshape executive compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

Several well-regarded business organizations support "hold past retirement" policies. The Aspen Principles, endorsed by the Chamber of Commerce, Business Roundtable and the Council of Institutional Investors, recommend that "senior executives hold a significant portion of their equity-based compensation for a period beyond their tenure."

Further, a 2002 report by The Conference Board endorsed a holding requirement, stating that the long-term focus promoted thereby "may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions."

Our company requires the NEOs to hold NVR stock with a market value of four to eight times their respective base salaries and does not have a post-employment retention requirement. A post-employment retention requirement that is linked to the amount of compensation and the total shares issued to NEOs will ensure they share in both the upside and downside risk of their actions taken while at the Company. We urge shareholders to vote for this proposal.

Exhibit 2

Opinion of
Hogan & Hartson, LLP

HOGAN & HARTSON

Hogan & Hartson LLP
8300 Greensboro Drive
Suite 1100
McLean, VA 22102
+1.703.610.6100 Tel
+1.703.610.6200 Fax

www.hhlaw.com

December 24, 2008

NVR, Inc.
11700 Plaza America Drive
Suite 500
Reston, VA 20190

Ladies and Gentlemen:

We are acting as special Virginia counsel to NVR, Inc., a Virginia corporation (the "**Company**"), in connection with a shareholder proposal (the "**Proposal**") submitted by the AFL-CIO Reserve Fund for consideration at the Company's 2009 annual meeting of shareholders (the "**Annual Meeting**"). In connection therewith, you have requested our opinion as to whether the Proposal, if implemented, would cause the Company to violate Virginia law.

For purposes of this opinion letter, we have examined copies of the documents listed on Schedule 1 attached hereto (the "**Documents**").

In our examination of the Documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all Documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). We also have assumed that the Company would take only those actions specifically called for by the language of the Proposal. As to all matters of fact, we have relied on the representations and statements of fact made in the Documents, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

Subject to the exclusions and limitations set forth in this opinion letter, this opinion letter is based as to matters of law solely on applicable provisions of internal Virginia law ("**Virginia Law**"), as currently in effect.

Terms used but not defined herein shall have the meanings set forth in Schedule 1 attached hereto.

The Proposal

The Proposal reads as follows:

"Resolved, that the shareholders of NVR, Inc. (the "Company") urge the Board of Directors to adopt a policy requiring the Named Executive Officers ("NEOs") to retain 75% of the shares acquired through the Company's compensation plans, excluding tax-deferred retirement plans, for two years from the termination of their employment (through retirement or otherwise) and to report to shareholders regarding the adoption of this policy before the Company's 2010 annual meeting. The policy should prohibit hedging techniques that offset the risk of losses to executives."

Discussion

You have asked for our opinion as to whether implementation of the Proposal would cause the Company to violate Virginia Law. For the reasons set forth below, in our opinion, implementation of the Proposal would cause the Company to violate Virginia Law.

1. *Implementation of the Proposal Would Cause the Company to Breach Valid and Enforceable Contract Obligations.*

Under Virginia Law, a contract is an agreement supported by consideration which creates a legal obligation. See Buchanan v. Doe, 246 Va. 67, 72, 431 S.E.2d 289, 292 (Va. 1993) (internal citations omitted); Southern Ry. Co. v. Willcox, 98 Va. 222, 222, 35 S.E. 355, 356 (Va. 1900). A party will be in breach of contract under Virginia Law, and liable for damages, when there is (a) a legal obligation and (b) a violation or breach of that obligation. See Hamlet v. Hayes, 273 Va. 437, 442, 641 S.E.2d 115, 117 (Va. 2007).

A legal obligation exists pursuant to an option contract under Virginia Law when the option is supported by valuable consideration. See Leech v. Harman, 171 Va. 35, 47, 197 S.E. 455, 460 (Va. 1938) (internal citation omitted). Under Virginia Law, adequacy of consideration is easily established. See Delaney Food v. Ayres, 220 Va. 502, 511, 260 S.E.2d 196, 202 (Va. 1979) ("very slight advantage to the one party or a trifling inconvenience to the other" is sufficient). An employee's promise of future services is sufficient consideration to create an irrevocable option contract. See Cummins v. Beavers, 103 Va. 230, 230, 48 S.E. 891, 892 (Va. 1904) (nominal payment sufficient consideration to create valid and enforceable option contract). The Company has issued to its employees, including those who are currently the Company's named executive officers as defined in Item 402 of SEC Regulation S-K ("**NEOs**"), stock options governed by stock option agreements under the 1998 Plan and the 2005 Plan ("**Outstanding Stock Option Agreements**"). The Outstanding Stock Option Agreements are supported by valuable consideration (in the form of the grantees' continued employment). Accordingly, the Company is legally bound by the terms of the Outstanding Stock Option Agreements to deliver shares of the Company's stock ("**Shares**") upon the grantee's exercise of the related option.

A party breaches its obligations under Virginia Law when it fails to perform, without legal excuse, any promise contained in a valid contract. Clevert v. Jeff W. Soden, Inc., 241 Va. 108, 110, 400 S.E.2d 181, 183 (Va. 1991) (internal citation omitted). Each of the 1998 Plan and the 2005 Plan, which are incorporated by reference into the Outstanding Stock Option Agreements, prohibits the Company from amending the terms of the Plan in a manner that would "reduce or impair any rights or obligations" of a participant in the Plan without the participant's consent. See 1998 Plan §17(a); 2005 Plan § 17(a).

Virginia courts have recognized that stock ownership "provides the shareholder with a bundle of rights." Willard v. Moneta Bldg. Supply, Inc., 262 Va. 473, 481, 551 S.E.2d 596, 600 (Va. 2001). One such right that Virginia courts have recognized as an incident of property ownership is the right to freely dispose of the property. See Edmonds v. Edmonds, 139 Va. 652, 124 S.E. 415, 418 (Va. 1924). With the limited exception of a six month holding period imposed on directors, officers and other "insiders" contained in Section 11 of the 1998 Plan, neither the Plans nor the Outstanding Stock Option Agreements limit the right of an optionee to freely dispose of Shares acquired pursuant to the exercise of an option. Imposition of the holding period required by the Proposal would "reduce or impair" the rights of the holders to freely dispose of the Shares to be issued under the Outstanding Stock Option Agreements. For this reason, implementation of the Proposal without the consent of the optionees would result in a breach of the Company's legal obligation under the Outstanding Stock Option Agreements, thus causing the Company to violate Virginia Law.

2. *Implementation of the Proposal Would Cause the Company to Violate the Virginia Stock Corporation Act.*

Under the Virginia Stock Corporation Act (the "**Act**"), restrictions on transfer of shares of stock of a Virginia corporation are governed by Section 13.1-649. Section 13.1-649(A) provides, in relevant part, that:

> "The articles of incorporation, bylaws, an agreement among shareholders, or an agreement between shareholders and the corporation may impose restrictions on the transfer or registration of transfer of shares of the corporation. *A restriction does not affect shares issued before the restriction was adopted unless the holders of the shares are parties to the restriction agreement or voted in favor of the restriction.*"

(emphasis added). We are aware of no reported cases interpreting Section 13.1-649. However, the language of Section 13.1-649 is plain and unambiguous. When interpreting a statute, a Virginia court is bound by the plain meaning of the statute's words when they are unambiguous. See e.g., Vaughn, Inc. v. Beck, 262 Va. 673, 677, 554 S.E.2d 88, 90 (Va. 2001); Crawford v. Haddock, 270 Va. 524, 528, 621 S.E.2d 127, 129 (Va. 2005). In addition, Virginia courts strictly construe contractual restrictions on the sale of stock. See Monacan Hills, Inc. v. Page, 203 Va. 110, 114, 122 S.E.2d 654, 657 (Va. 1961). Accordingly, we are of the opinion that the Company's unilateral imposition of a restriction on transfer of Shares already issued to NEOs under the Company's equity compensation plans, as required by the Proposal, would violate the Act. Our opinion is confirmed by the fact that courts in other jurisdictions, interpreting similar statutory provisions, have prohibited enforcement of restrictions on shares issued prior to the adoption of the restriction. See Joseph E. Seagram & Sons, Inc. v. Conoco, Inc., 519 F. Supp. 506, 514 (D. Del. 1981) (interpreting Delaware law).

Conclusion

Based upon, subject to and limited by the foregoing, we are of the opinion that the Proposal, if implemented by the Board of Directors, would cause the Company to breach the Company's contractual obligations and contravene the Act, in violation of Virginia Law.

* * * * * * *

We express no opinion in this letter as to any other laws and regulations not specifically identified above as being covered hereby (and in particular, we express no opinion as to any effect that such other laws and regulations may have on the opinions expressed herein). We express no opinion in this letter as to federal or state securities laws or regulations, antitrust, unfair competition, or tax laws or regulations, or laws or regulations of any political subdivision below the state level.

This opinion letter has been prepared for use in connection with the matters addressed herein. We assume no obligation to advise you of any changes in the foregoing subsequent to the date hereof.

We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter should not be quoted in whole or in part or otherwise be referred to, and should not be filed with or furnished to any governmental agency or other person or entity, without the prior written consent of this firm.

Very truly yours,

Hogan & Hartson LLP

HOGAN & HARTSON L.L.P.

Schedule 1

Documents

1. Restated Articles of Incorporation of NVR, Inc., filed as Exhibit 99.1 to Form 8-K filed on May 4, 2007, as certified by an officer of the Company on the date hereof as being complete, accurate and in effect.

2. NVR, Inc. Bylaws, as amended as of May 4, 2007, filed as Exhibit 99.1 to Form 8-K filed on May 4, 2007, as certified by an officer of the Company on the date hereof as being complete, accurate and in effect.

3. 1998 Management Long-Term Stock Option Plan (the "**1998 Plan**"), filed as Exhibit 4 to Form S-8 (No. 333-79951) filed on June 4, 1999, as certified by an officer of the Company on the date hereof as being complete, accurate and in effect.

4. 2005 Stock Option Plan (the "**2005 Plan**" and, together, with the 1998 Plan, each, a "**Plan**" and collectively, the "**Plans**"), filed as Exhibit 10.18 to Form 10-K filed on February 23, 2006, as certified by an officer of the Company on the date hereof as being complete, accurate and in effect.

5. Form of 1998 Plan Non-Qualified Stock Option Agreement, as certified by an officer of the Company on the date hereof as being complete, accurate and in effect.

6. Form of 2005 Plan Non-Qualified Stock Option Agreement, filed as Exhibit 10.2 to Form 8-K filed on May 4, 2005, as certified by an officer of the Company on the date hereof as being complete, accurate and in effect.